EXHIBIT 99.15

Chunghwa Telecom

January 10, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec. 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
Dec.	Net sales	20,706,191	21,105,490	(-)399,299	(-)1.89%

Jan- Dec.	Net sales	230,008,668	231,795,104	(-)1,786,436	(-)0.77%

b Trading purpose : None